October 20, 2006

VIA FACSIMILE AND
OVERNIGHT MAIL

United States Securities
and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention: Jennifer R. Hardy
Legal Branch Chief

Re:	ValueRich, Inc.
Registration Statement on Form SB-2 Filed June 30, 2006 File No. 333-135511
Dear Ms. Hardy:

Thank you for your October 10, 2006 letter regarding ValueRich, Inc. (the “Company”). Enclosed is Amendment No. 2 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.   We note that there are inconsistencies between the version of the amendment filed on the EDGAR system and the version of the provided on a courtesy basis. For example, the latter omits the delaying amendment language on the registration statement's facing page, does not highlight the cross reference to the risk factors section on the prospectus' outside front cover page, and states in the proceeds to issuer column of the table on the prospectus' outside front cover page that the proceeds to issuer are $7.60 per share. Since the version of the amendment filed on the EDGAR system is the definitive version, we used that version to conduct our review. Ensure that the version distributed to investors matches the version filed on the EDGAR system.

United States Securities
and Exchange Commission
October 20, 2006

Response:   Thank you for your comment and we sincerely apologize for these discrepancies. Please note that the typeset version was prepared solely to assist the staff in its review of the registration statement and was not distributed to any prospective investors. Our financial printer, Vintage Filings, has acknowledged that these inconsistencies were the result of mistakes by their typesetting staff and has assured us it won’t happen again. Nonetheless, we have closely checked the typeset version provided to you with this Amendment No. 2 against the Edgar version and we will make doubly sure with the printer that any versions distributed are 100% identical to the version filed on the EDGAR system.

2.   We note your response to the first part of prior comment 4. Address the last sentence, that is, to the potential liability that ValueRich could incur if persons rely on information from other companies as a result of ValueRich's service that turns out to be fraudulent or otherwise misleading.

Response:    We note your comment and respectfully submit that we believe there is no potential liability we could incur if persons rely on information from other companies as a result of our service that turns out to be fraudulent or otherwise misleading. We are not involved at any level with the preparation of the content of the information made available through our service. Any and all of this company specific substantive information is provided directly by the companies to which it relates wherein we believe any potential liability for fraudulent or otherwise misleading liability would lie. We do not check, verify or confirm any of this information; but, merely organize the manner in which it is presented and make it available to be searched. In addition, there are disclaimers in place required to be accepted by paying members in connection with gaining membership to our site which we believe also will relieve us of any liability for the accuracy of this information.

3.  We read your response to prior comment 4, including your reference to our Division of Market Regulation’s no-action letter to Angel Capital Electronic Network, publicly available October 25, 1996 ("Angel Capital Letter"). As noted in the letters re: Progressive Technology, Inc. (October 11, 2000) and Oil-N-Gas Inc. (June 8, 2000), the Angel Capital Letter involved unique facts. In particular, the Angel Capital Letter addressed a website that would be run by universities and/or non-profit entities. The Division of Market Regulation staff has not extended such relief to for-profit entities. Given that you will be a for-profit entity that operates a website, magazine, and financial expos, all of which will facilitate introductions of persons, including issuers, investment banks, and investors, for the purpose of selling securities, please explain your basis for not registering as a broker under Section 15 of the Securities Exchange Act.

United States Securities
and Exchange Commission
October 20, 2006

Response:    ValueRich does not believe it is required to register as a broker-dealer under the Securities Exchange Act of 1934 (the “Act”), and believes that its activities in connection with its website are distinguishable from those described in the Progressive Technologies, Inc. and Oil-N-Gas Inc. letters noted in your comment. In both of those letters, the staff noted that the fees to be received from issuers and others were unclear. Further, in the Progressive Technologies letter, the staff noted that the inquiry letter did not make clear whether Progressive’s fees would be contingent upon the outcome of any transaction resulting from a listing on the website. And in the Oil-N-Gas letter, the staff noted that not all potential investors would have to certify as to their accredited investor status.

On the other hand, the ValueRich fee arrangements are clear. None of the Company’s fees are in any way contingent on the success or completion of any securities transaction and ValueRich will require that all potential investor members complete a certification as to their accredited investor status.

As noted in our response to your initial comment, ValueRich and the iValueRich.com website are completely passive with respect to any securities transaction that may result among members of the website, and all such transactions will be completed solely through direct contact between such members. ValueRich has no participation in such transactions and no fees are contingent on the completion of any transaction.

Finally, although the Angel Capital Electronic Network no-action letter (available October 25, 1996) (the “Angel Capital Letter”) referred to in our original response and in your comment to Amendment No. 1 involved a website that was operated by non-profit entities, neither the staff’s no-action letter nor the definition of the terms “broker” or “dealer” in Sections 3(a)(4) or (5) of the Act suggests that non-profit status was a necessary basis for the staff’s conclusion. In particular, neither Section 3(a)(4) nor 3(a)(5) provides that non-profit entities that engage in activities that would otherwise fall within those provisions are excluded from the definitions of “broker” or “dealer”. And other than referring to the fact that the operators of the Angel Capital Network were non-profit entities, neither the request letter nor the staff’s response conditioned their conclusions on such non-profit status. To the contrary, both letters focus on the activities of the website and its operators, rather than on their non-profit status.

United States Securities
and Exchange Commission
October 20, 2006

We recognize that the staff has apparently not issued a no-action letter similar to the Angel Capital Letter to a for-profit entity. However, since ValueRich believes that its passive activities do not constitute those of a “broker” or “dealer” under the Act, and fall within the parameters discussed in the Angel Capital Letter, ValueRich has not registered as a broker-dealer under the Act. To address this issue further, we have added prominent disclosure to the effect that we are not registered as a broker-dealer (including on the cover page), explaining our reasons for that conclusion, together with a new risk factor addressing that if the Division of Market Regulation takes a contrary view of our analysis, we will be required to register as a broker-dealer.

Registration Statement’s Facing Page

4.   Disclosure that ValueRich is registering 300,000 shares of common stock underlying the underwriter’s warrants and 150,000 included as part of the underwriter's warrants is inconsistent with disclosures on the prospectus’ outside front cover page and page 30 and in the revised underwriting agreement filed as exhibit 1.01 that the underwriter’s warrant will consist of a warrant to purchase 200,000 shares of ValueRich's common stock. Please reconcile the disclosures.

Response:    Complied with. We have reconciled the amounts of the warrants to be consistent with the underwriting agreement and removed the reference to the 150,000 shares included as part of the underwriter’s warrants.

Prospectus Summary, page 3

5.   Please explain what “Web 2.0” is.

Response:    We have deleted the reference to Web 2.0.

6.   Refer to prior comment 6. We are unable to locate the revisions in the narrative presentation and reissue the comment in its entirety. As requested previously, ensure that the summary information about ValueRich and its business is balanced by expanding the narrative presentation to disclose that:

•	ValueRich has a limited operating history.

•	ValueRich published its first edition of ValueRich magazine in spring 2004, hosted its first financial expo in March 2005, and launched the website iValueRich.com in June 2006.

United States Securities
and Exchange Commission
October 20, 2006

•	ValueRich has never been profitable and incurred net losses of $387,000 and $320,000 in its past two fiscal years.

•	The report of ValueRich’s independent public accountants includes a going concern paragraph.

Response:   Complied with. We have expanded the warrants presentation in the summary as requested.

7.   We note the response to prior comment 19 on page 19 that ValueRich has not obtained revenues from subscription and site membership fees or fees for specific research or matching services. Expand the summary and the risk factors section to include this information.

Response:   Complied with. We have expanded the summary and the risk factor section to include that ValueRich has not obtained revenues from subscription and site membership fees or fees for specific research or matching services.

The Offering, page 4

8.   It is not clear to us why the number of shares of common stock outstanding before the offering as of June 30, 2006 does not agree with your interim financial statements. Please clarify or revise.

Response:   Complied with. We have revised the Registration Statement to correctly reflect the number of shares of common stock outstanding as of June 30, 2006 as presented in the interim financial statements.

9.   Disclosure in the table that common stock outstanding before the offering as of June 30, 2006 is 8,363,044 shares is inconsistent with disclosures of 6,363,044 shares on page 7 and 6,363,034 shares on page 28. Please reconcile the disclosures throughout the registration statement to ensure that the number of shares outstanding before the offering as of June 30, 2006 is presented consistently.

Response:    Complied with. We have revised the Registration Statement to reconcile the disclosure throughout the Registration Statement to use the correct number of shares of common stock outstanding before the offering as of June 30, 2006.

10.   Disclosure in footnote (1) to the table states that the table does not contain shares issuable upon exercise of the warrants contained in the units. Since your responses to prior comments 1, 3, 11 and 16 indicate that ValueRich has restructured the offering to eliminate the warrants, please revise to reflect that fact.

Response:    Complied with. We have deleted the reference to warrants contained in the units in footnote (1) to the table.

United States Securities
and Exchange Commission
October 20, 2006

11.   Disclosure here, on page 36, and in section 4(c)(iv) of exhibit 1.01 that ValueRich has agreed to retain the underwriter’s representative as a financial consultant for a period of three years at a fee of $36,000 per year is inconsistent with disclosure in section 4 of exhibit 10.01 that ValueRich has agreed to retain the underwriter's representative as a financial consultant for a period of three years at a fee of $32,000 per year. Please reconcile the disclosures.

Response:    Complied with. We have revised Section 4 of Exhibit 10.1 (the Financial Advisory Agreement) to be consistent with the disclosure in the Registration Statement and Section 4(c)(iv) of Exhibit 1.01 (the Underwriting Agreement) that the Company has agreed to retain the underwriter’s representative as a financial consultant for a period of three years at a fee of $36,000 per year.

Risk Factors, page 6

12.   Disclosure in the third risk factor that ValueRich is using $100,000 of cash per quarter in 2006 is inconsistent with the interim statement of cash flows. Please reconcile the disclosures.

Response:   Complied with. We have reconciled the disclosure in the risk factor to be consistent with the disclosure in the statement of cash flows.

13.    Disclosure in the eleventh risk factor that purchasers of the units offered will incur immediate dilution in the net tangible book value from the offering price of $3.39 per unit based on the anticipated IPO price $3.50 per unit is inconsistent with disclosure in the dilution section that the anticipated IPO price is $3.50 per share and the dilution to new investors is $2.50 per share. Please reconcile the disclosures. As noted previously, since ValueRich has restructured the offering to eliminate the warrants, delete any reference to units throughout the registration statement.

Response:   Complied with. We have revised the Registration Statement to make the disclosures consistent throughout and eliminated any reference to units throughout the Registration Statement.

14.   Disclosure in the thirteenth risk factor that ValueRich will have broad discretion on the application of $6.3 million or 90% of the offering's proceeds is inconsistent with disclosures in the use of proceeds section that the estimate of net proceeds is $6.3 million and that ValueRich may find it necessary or advisable to reallocate some of the proceeds within the described categories or use a portion of the net proceeds for other purposes. Please reconcile the disclosures.

United States Securities
and Exchange Commission
October 20, 2006

Response:    Complied with. We have reconciled the disclosure in the risk factor and the use of proceeds to be consistent with each other.

15.   We note the revised disclosure in the fifteenth risk factor in response to prior comment 10. Clarify whether ValueRich has entered into any agreement with a third party for technology, software, systems, and related services. If so, advise what consideration you have given to the filing of any agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Response:    Complied with. We have revised the risk factor to disclose that ValueRich has not entered into any agreements with third parties for technology, software, systems and/or related services.

16.   We note the last risk factor that you added in response to prior comment 12. Move the risk factor to a more prominent place in the front or forepart of the risk factors section.

Response:    Complied with. We have moved the risk factor to a more prominent place in the risk factor section.

17.   Disclosure in MD&A on page 15 states that the 57% decrease in revenue for the six months ended June 30, 2006 is due principally to a change in ValueRich's business expo model. Disclosure in the financial statements' note 2 on page F-17 states that management's initiative to reduce the size of expos after the spring 2005 event also had an impact on ValueRich's magazine publication model because exhibiting companies and industry professionals that attend the expos are the largest source of magazine advertisement revenues. Include in a discrete risk factor a discussion of the risks resulting from the change in ValueRich's business expo model. We note the disclosure in the twenty-sixth risk factor.

Response:   Complied with. We revised the risk factor to reflect the change in ValueRich’s business expo model.

18.   We note the disclosure in the financial statements' note 12 that the financial statements have been restated to correct errors in reporting ValueRich's deferred revenue, warrants, and debt. Include in a discrete risk factor a discussion of the errors resulting in the restatement and the effects that this will have on investors' ability to rely on ValueRich's financial statements. Address whether this was a result of material weaknesses in ValueRich’s internal controls and ValueRich's disclosure controls and procedures. Similarly, discuss the restatement in MD&A.

United States Securities
and Exchange Commission
October 20, 2006

Response:    We respectfully submit that the errors in reporting our deferred revenue, warrants and debt resulted directly from utilizing a single part-time bookkeeper during the development stage of our company and not as a result of any material weakness in our internal controls or disclosure controls and procedures. We now have engaged as our controller, Michael Chalub, who is responsible for the Company’s financial records and fully capable to address the responsibilities of his position with us. We view these previous errors in reporting were a one-time event that will not be repeated and as such respectfully submit that a special risk factor is not warranted. We have also added disclosure regarding the restatement to our MD&A.

19.    Please revise your dilution calculations and your shares purchased disclosures to use the number of shares of common stock outstanding as of June 30, 2006.

Response:   Complied with. We have revised the dilution calculations and the shares purchased disclosures using the number of shares outstanding as of June 30, 2006.

Directors and Executive Officers, page 22

20.   Refer to prior comment 26. As requested previously, describe briefly in the biographical paragraph of Mr. David Willson his business experience during the past five years. See Item 401 (a)(4) of Regulation S-B. As revised, the disclosure is unclear on the year that Mr. Willson's employment by American Media Inc. ended and on the year that Mr. Willson's contract with NewsMax.com began and ended and on the period of time that Mr. Willson worked as an editorial consultant for NewsMax.com. We note the revised disclosures to the biographical paragraphs of Messrs. Joseph Visconti and Gregg W. Lowenstein.

Response:   We have revised Mr. David Willson’s biographical paragraph to clarify his business experience during the past five years and have disclosed the year his employment began with NewsMax.com.

21.   We assume that the revised disclosure in response to prior comment 28 that ValueRich leases the office space at $32,400 per month rather than at $32,400 per year is inadvertent. Please revise. We note the disclosure in the financial statements' note 7 on page F-12.

Response:   Complied with. We have revised the disclosure to indicate that the lease is indeed $32,400 per year.

Shares Eligible for Future Sale, page 28

22.   We are unable to locate in the lock-up agreement filed as exhibit 4.06 the provisions disclosed here and in your response letter that would permit any of the persons subject to the lock-up agreements to transfer shares or securities subject to the lock-up agreement during his lifetime or on death to an existing shareholder, a member of his immediate family or the immediate family of an existing shareholder, or to a trust whose beneficiaries are exclusively the restricted person or a member or members of his immediate family, provided that each transferee executes an agreement satisfactory to Lane Capital Markets, LLC before the transfer. Please revise or advise.

United States Securities
and Exchange Commission
October 20, 2006

Response:   Complied with. We have revised Exhibit 4.06 (the Lock-up Agreement) to include the provisions disclosed in the Registration Statement and our previous response letter.

23.   Disclosures here, on page 7 in the risk factors section, and in exhibit 4.06 that officers, directors, and 5% or more stockholders have agreed that after the 12 month lock-up expiration they will only dispose of or otherwise encumber any of their shares when the share price trades above 60% of the offering price for a 20 consecutive business day period and that all contractual lock-ups will be terminated beginning 12 months from the date of the prospectus if the share price trades above 60% of the offering price for a 20 consecutive business day period are inconsistent with disclosures in section 4(c)(v) of the revised underwriting agreement filed as exhibit 1.01 that state 200% of the offering price rather than 60% of the offering price. Please reconcile the disclosures.

Response:    Complied with. We have revised the disclosure in Section 4(c)(v) of Exhibit 1.01 (the Underwriting Agreement) to be consistent with the disclosure in the Registration Statement and Exhibit 4.06 (the Lock-up Agreement) to state that officers, directors and 5% or more stockholders have agreed that that after the 12 month lock-up expiration, they will only dispose of or otherwise encumber any of their shares when the share price trades above 60% of the offering price for 20 consecutive trading days and that all contractual lock-ups will be terminated beginning 12 months from the date of the prospectus if the share price trades above 60% of the offering price for 20 consecutive trading days.

Consolidated Financial Statements, page F-1

General

24.   Delete the word "Confidential" because it implies that ValueRich is seeking confidential treatment for the consolidated financial statements and that portions of the consolidated financial statements have been filed separately with the Commission.

United States Securities
and Exchange Commission
October 20, 2006

Response:   Complied with. We have deleted the reference “Confidential” from the Consolidated Financial Statements.

25.   Please revise the statements of operations and cash flows to include comparative interim disclosures for the six months ended June 30, 2005 in accordance with Item 310(b)(1) of Regulation S-B.

Response:    Complied with. We have revised the statements of operations and cash flows to include comparative interim disclosures for the six months ended June 30, 2005.

26.   Please file an updated consent from your independent registered public accounting firm in each amendment.

Response:    Complied with. We have included an updated consent from our independent auditor.

Report of Independent Registered Public Accounting Firm, page F-3

27.   It appears from your response that your auditors were not licensed in the state of Florida at the time of the audit. Please tell us where the audit was performed and if there are any requirements under Florida state law for out-of-state auditors. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01 (a) of Regulation S-X.

Response:   As required by Rule 2-01(a) of Regulation S-X, the Company’s independent auditors were licensed in the state in which they reside, Utah. At the time of the audit, the auditors were not licensed in the state of Florida. At present, the auditors are in the process of completing the registration requirements to be licensed in the state of Florida.  The audit itself was performed both in Florida and Utah.  It should be noted that less than 50% of the work (i.e. the fieldwork) was performed in the state of Florida.

Consolidated Balance Sheet, page F4

28.    It is not clear to us what the subscription receivable relates to or why it is reflected in your statements of cash flows. Please clarify or revise. Please be advised that if this receivable relates to the sale of your stock, it may not be appropriate to record it as an asset or to reflect it in your statements of cash flows.

Response:   Complied with. We have revised the Balance Sheet and Statement of Cash Flows to reclassify the subscription receivable as a “contra-equity account” vs an asset.

United States Securities
and Exchange Commission
October 20, 2006

29.   Please revise your financial statements to classify the expenses related to stock issued for services and stock issued to founder in operating income (loss).

Response:   Complied with. We have revised our financial statements to classify the expenses related to stock issued for services and stock issued to founder.

30.   It is not clear to us why you reclassified depreciation expense. Please be advised that we do not believe this item should be presented outside of operating income or loss.

Response:   We have revised the Statement of Operations to include depreciation expense in the operating income/loss.

31.   Please revise your financial statements and earnings (loss) per share calculations and footnote disclosures to present and use the weighted average number of shares outstanding for each period rather than the shares outstanding at the end of the period as required by SFAS 128.

Response:   Complied with. We have revised the financial statements and earnings (loss) per share calculations and footnote disclosures to present and use the weighted average number of shares outstanding for each period.

Consolidated Statements of Cash Flows, page F-7

32.   Please revise your statements of cash flows to exclude all non-cash stock issuances and to separately present them in the supplemental cash flow information.

Response:   Complied with. We have revised the statements of cash flows to include all non-cash stock issuances and separately presented them in the supplemental cash flow information.

33.   Please revise your statements of cash flows to show the cash issuances and repayments of debt on a gross basis as required by SFAS 95.

Response:   Complied with. We have revised the statements of cash flows to show the cash issuances and repayments of debt on a gross basis.

Note 2 - Summary of Significant Accounting Policies, page F-8
Revenue Reconciliation - Page F-11

34.   Please clarify if and how EITF 00·21 is applicable to your revenue transactions.

Response:    The Company does not have multiple deliverable revenue arrangements as provided for in SAB 104 which incorporates Emerging Issues Task Force 00-21 ("EITF 00-21").  The Company does, however, have multiple products and the revenue recognition policy for each has been addressed in Note 2-I.  Therefore, the paragraph referencing SAB 104 has been removed from the Note.

United States Securities
and Exchange Commission
October 20, 2006

Note 5 - Stock Transactions, page F-12

35.   Provide us an analysis of stock transactions during the last 12 months and a reconciliation of the valuation of those transactions relative to the anticipated IPO price. Your analysis of stock transactions should include the date(s) of cash issuances and convertible debt issuances and should identify any related parties.

Response:    Attached hereto as Exhibit A is an analysis of stock transactions during the past 12 months. Please be advised that, management used public company/industry comparables and communications with investment banking professionals and potential shareholders to arrive at a fair market value of its stock price transactions prior to and including the anticipated IPO price.  For the private equity transactions pre-IPO, management took into consideration the lack of marketability and the control held by minority shareholders when applying discounts to the perceived public company comparable value of the Company.

Note 8 - Debt, page F-13

36.   It appears that several of your outstanding notes have matured. Please describe any defaults existing at the latest balance sheet date and not subsequently cured; if the conditions were waived, state the period of waiver.

Response:   The $45,000, $10,000 and $25,000 shareholder notes as well as the $25,000 and $25,000 convertible notes are in default at June 30, 2006.  However, the Company has been given waivers from the note holders to extend the repayment obligation until the earlier of January 1, 2007 or seven (7) days following the IPO. These waivers, however, are not in writing.

37.   Disclose when the convertible debts were issued and disclose the material terms, including the conversion rate.

Response:   Complied with. We have disclosed when the convertible debts were issued and disclosed the material terms.

United States Securities
and Exchange Commission
October 20, 2006

Note 10 - Warrants, page F-17

38.   Tell us the date(s) that the warrants were issued during 2005. Tell us how you estimated your stock price for 2005.

Response:    Attached hereto as Exhibit B is a spreadsheet that includes all of the warrants that were issued in 2005. Again, management used public company/industry comparables and communications with investment banking professionals and potential shareholders to arrive at a fair market value of its stock price transactions prior to and including the anticipated IPO price.  For the private equity transactions pre-IPO, management took into consideration the lack of marketability and the control held by minority shareholders when applying discounts to the perceived public company comparable value of the Company.

Recent Sales of Unregistered Securities, page II-1

39.   Refer to prior comment 43. As requested previously, for each transaction in this section where ValueRich relied upon the exemption under the Securities Act's section 4(2), state specifically whether the purchasers were accredited or sophisticated investors.

Response:   Complied with. We have revised this section to specifically state for each of the purchasers that he/she/it was an accredited investor.

40.   Disclose the value assigned to the shares issued for:

•	The June 15, 2005 transaction in which ValueRich issued 145,000 shares of common stock for services to five employees.
•	The May 15, 2006 transaction in which ValueRich issued 50,000 shares of common stock to Cheetah Limited for professional services.
•	The June 16, 2006 transaction in which ValueRich issued 50,000 shares of common stock to Mr. Doug Maxwell.

See Item 701(c) of Regulation S-B

Response:   Complied with. We have disclosed the value assigned to the shares issued for the above referenced transactions.

Undertakings, page II-4

41.   Include also the second paragraph of the undertaking required by Item 512(e) of Regulation S-B.

Response:   Complied with. We have revised the Undertakings section to include the second paragraph required by Item 512(e).

United States Securities
and Exchange Commission
October 20, 2006

Signatures, page 11-5

42.   Refer to prior comment 48. As noted previously, ValueRich's principal financial officer and controller or principal accounting officer both must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form SB-2. See instructions 1 and 2 for signatures on Form SB-2. Since you included only the signature of Value Rich's controller or principal accounting, please revise.

Response:   Complied with. We have revised to include signatures of both the principal financial officer and principal accounting officer.

Exhibit Index

43.   We note that you removed some of the exhibits filed in the initial registration statement. The exhibit index should include all exhibits filed with the initial registration statement plus any exhibits filed in an amendment to the initial registration statement. Please revise.

Response:   Please be advised that we deleted the Form of Unit and the Form of Warrant Agent Agreement from the Exhibit Index as they are no longer relevant to the terms of the offering.

44.   Refer to prior comment 31 and exhibit 23.03. Revise the exhibit index to reflect that the consent is that of Mr. John D. Lane and not Lane Capital Markets, LLC.

Response:   Complied with. We have revised the exhibit index to reflect the consent is that of John D. Lane.

Exhibit 1.01

45.   We note that section 7(c)(i) would permit the underwriter to terminate the agreement if there has been any material adverse change in the condition, financial or otherwise, of ValueRich or in ValueRich's earnings, business, or properties whether or not arising in the ordinary course of business. We note disclosure that ValueRich’s net loss for the six months ended June 30, 2006 increased 668% as compared to the six months ended June 30, 2005. Tell us whether that decline triggered inclusion of earnings in the termination provision. Further, the termination provision appears overly broad in the context of a firm commitment underwriting arrangement. Please revise or advise. For guidance, you may wish to refer to our Division of Market Regulation’s no-action letter to The First Boston Corporation, publicly available September 3, 1985.

United States Securities
and Exchange Commission
October 20, 2006

Response:   Please be advised that the increase in the Company’s net loss for the six months ended June 30, 2006 as compared to the six months ended June 30, 2005 did not trigger inclusion of earnings in the termination provision. Also, in response to your comment, we have amended the termination provision in the context of a firm commitment underwriting arrangement.

Exhibit 23.01

46.   Refer to prior comment 52. As noted previously, ValueRich’s independent public accountants must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act. The consent filed as exhibit 23.1 in the initial registration statement consents only to the use of the report of ValueRich's independent public accountants and does not include a consent to their being named under “Experts” in the registration statement. Please revise.

Response:   Complied with. We have revised the consent to include ValueRich’s independent auditor consent to being named as “Experts” in the registration statement and included it with this amendment.

Please feel free to call me at (561) 237-0804 if you have any questions. Thank you.

Sincerely, Hank Gracin

HG:ckg
Enclosures
cc: ValueRich, Inc.